CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion or incorporation by reference of the following reports in the registration statement on Form 40-F of SilverCrest Metals Inc. (the "Company") being filed with the United States Securities and Exchange Commission and any amendments thereto, of:

1) Our audit report dated February 21, 2018 on the consolidated statements of financial position as at December 31, 2017 and 2016 and the consolidated statements of comprehensive loss, cash flows, and changes in shareholders' equity for the years then ended; and

2) Our audit report dated February 27, 2017 on the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders' equity for the year ended December 31, 2016 and for the period from incorporation on June 23, 2015 to December 31, 2015.

We further consent to the use of our name in the Form 40-F and in the Amended Annual Information Form of the Company for the year ended December 31, 2017 included in and incorporated by reference into the Form 40-F.

Davidson + Company LLP

Chartered Professional Accountants

Vancouver, Canada

August 9, 2018